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                                  EXHIBIT 23.2

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

     We hereby consent to the incorporation by reference in the Registration Statement on Forms SB-2 of Linkwell Corporation and the related prospectuses of our audit report dated March 25, 2006 except as to Note 1 - and the effects of the restatement discussed in Note 1 as to which the date is September 19, 2006, Restatements which is dated with respect to the consolidated balance sheet at December 31, 2005 and the consolidated statements of operations, shareholders' equity and cash flows of Linkwell Corporation and its subsidiaries for the years ended December 31, 2005 and 2004, and to the reference to our firm under the heading "Experts" in the prospectus.


/s/ Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
November 2, 2006